MGM MIRAGE > 2001 ANNUAL REPORT > Leading the Way




At MGM MIRAGE we create unique and memorable experiences



>> The Fountains at Bellagio


NEW YORK NEW YORK
VALET ONLY
> > > we treat our employees well > > > > > > > > > >

which translates into greater customer satisfaction > > >



> > New York-New York Hotel Casino


> > that leads to a more satisfying guest experience > >


resulting in brand loyalty > > > >
Mirage
Mirage
> > The Pool at The Mirage


> > which enhances profitability and
MGM GRAND
CARLOS


confidence in the eyes of shareholders > > > >
BLACKJACK
MINIMUM BET MAXIMUM BET
$1000 $10,000
> > The Casino at MGM Grand




Borgata
YATES
Borgata
ATLANTIC CITY

> > > allowing MGM MIRAGE to build even more unique

> > The Borgata, Atlantic City


experiences
Borgata



> > making MGM MIRAGE an enduring investment and industry leader

(In thousands, except share and per share data) For the Years Ended December 31,	2001	2000	1999	1998	1997
Net revenues	**$ 4,009,618**	$ 3,105,488	$ 1,336,937	$ 742,337	$ 797,954
EBITDA(1)	**1,133,134**	997,058	421,659	218,117	287,064
Operating profit	**665,626**	572,509	223,553	141,835	194,254
Operating income	**627,902**	537,716	209,868	131,574	190,970
Income before extraordinary item and cumulative effect of change in accounting principle	**170,593**	166,160	95,124	68,948	115,256
Net income	**169,815**	160,744	86,058	68,948	111,018
Basic earnings per share					
Income before extraordinary item and cumulative effect of change in accounting principle	**$ 1.07**	$ 1.15	$ 0.82	$ 0.62	$ 1.01
Extraordinary item—loss on early retirements of debt, net of income tax benefit	**—**	(0.04)	(0.01)	—	(0.04)
Cumulative effect of change in accounting principle—preopening costs, net of income tax benefit	**—**	—	(0.07)	—	—
Net income per share	**$ 1.07**	$ 1.11	$ 0.74	$ 0.62	$ 0.97
Weighted average number of shares	**158,771,000**	145,300,000	116,580,000	111,356,000	114,950,000
Diluted earnings per share					
Income before extraordinary item and cumulative effect of change in accounting principle	**$ 1.06**	$ 1.13	$ 0.80	$ 0.61	$ 0.98
Extraordinary item—loss on early retirements of debt, net of income tax benefit	**—**	(0.04)	(0.01)	—	(0.04)
Cumulative effect of change in accounting principle—preopening costs, net of income tax benefit	**—**	—	(0.07)	—	—
Net income per share	**$ 1.06**	$ 1.09	$ 0.72	$ 0.61	$ 0.94
Weighted average number of shares	**160,822,000**	147,901,000	120,086,000	112,684,000	117,670,000
Cash dividends per share (2)	**$ —**	$ 0.10	$ —	$ —	$ —
At year-end					
Total assets	**$ 10,497,443**	$ 10,734,601	$ 2,743,454	$ 1,745,030	$ 1,377,102
Total debt, including capital leases	**5,465,608**	5,880,819	1,330,206	545,049	68,365
Stockholders' equity	**2,510,700**	2,382,445	1,023,201	948,231	1,088,908
Stockholders' equity per share	**$ 15.95**	$ 14.97	$ 8.98	$ 9.11	$ 9.39
Number of shares outstanding	**157,396,000**	159,130,000	113,880,000	104,066,000	115,970,000

The selected financial data above includes information for MGM Grand Las Vegas, which commenced operations on December 18, 1993, New York-New York, which commenced operations on January 3, 1997 and was 50% owned until March 1, 1999 when the Company acquired the remaining 50%, the Primm Properties, which were acquired on March 1, 1999, MGM Grand Australia, which was acquired on September 7, 1995, MGM Grand South Africa, which began managing casinos in the Republic of South Africa in October 1997, MGM Grand Detroit, which commenced operations on July 29, 1999 and the Mirage properties, which were acquired on May 31, 2000.

(1) EBITDA consists of operating income plus depreciation and amortization, one-time charges (which consist of master plan asset disposition, preopening and other, restructuring costs and write-downs and impairments) and corporate expense. EBITDA should not be construed as an alternative to operating income, as an indicator of the Company's operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles.

(2) On December 13, 1999 the Board of Directors approved an initial quarterly cash dividend of $0.10 per share to stockholders of record on February 10, 2000. The dividend was paid on March 1, 2000. As a result of the acquisition of Mirage Resorts, Incorporated, the Company announced on April 19, 2000 that the quarterly dividend policy was discontinued.



To Our Shareholders

We have always operated our company based upon a few simple beliefs: create resorts of memorable character, treat our employees well and provide superior service for our guests.

At the height of this competition billions of dollars were invested. Our company, as well as our competitors, created exciting new resorts and opened new markets. As the stakes were raised and re-raised, our formula continued to prove true, and we were able to create enduring investments for our shareholders by producing industry-leading results.

In my role as Chairman of your company, it is my responsibility in this report to share with you the highlights of our business. This year, these highlights pale in comparison to the display of united purpose by your company's employees to keep our business healthy and make our guests feel welcome.

"We have always operated our company based upon a few simple beliefs." > > >

Terrence Lanni > Chairman and Chief Executive Officer

In turn, we have enjoyed customer loyalty unmatched in our industry, which has translated into enhanced profitability and confidence in the eyes of our shareholders and lending institutions.

These relationships – with guests, employees and Wall Street – allow your company to seek out new opportunities, support them with an appropriate level of investment and strive to raise the bar and create new levels of service and excitement.

These beliefs have proven true in a time of intense competition and unprecedented growth. I've often heard the expression "tried and true," but I'm not sure I came to a full appreciation of its significance until this year.

No one could have imagined what happened on September 11. At a time of unprecedented slowdowns in business, your company rebounded faster and stronger than virtually every other company in our industry. This was a direct result of our ability to react in times of uncertainty.

September 11 marked a moment in history when we learned anew of the importance of leadership and teamwork and the meaning of heroism. We learned that heroism can come from the simple act of doing your job well under extraordinary circumstances. We learned that leaders come from every walk of life, ethnicity, gender and race. And we learned that teamwork is far more than a mechanism for getting a job done. It is an inspirational vehicle for carrying people through difficult and challenging times.

I believe that what turned out to be the most remarkable part of 2001 was not as much the performance of your company, but the incredible strength and resolve of our employees in facing these unprecedented challenges. I have been in the gaming and entertainment business for almost 25 years and I have never been more proud of my association with any company or group of people.


Mystère > Treasure Island


Pearl > MGM Grand


NO HUNTING
Coyote Ugly > New York-New York


NOBHILL > MGM Grand


Siegfried and Roy > The Mirage

Last year, your management committee had the unique privilege of witnessing the men and women of MGM MIRAGE unite in the common objective of maintaining the highest standards of professionalism and leading us through this most difficult period.

It is a testament to their efforts that we can report the following commendable results from 2001:

> Revenues for your company grew in 2001 to $4.01 billion, up 29% from 2000 and EBITDA increased 14% to $1.13 billion. These increases largely reflect the first full year impact of the combination of MGM Grand, Inc. and Mirage Resorts on May 31, 2000;

> We reduced your company's debt by $422 million, bringing the total debt reduction to $949 million since the creation of MGM MIRAGE;

> Bellagio became the first Las Vegas casino-hotel and the largest hotel ever awarded the prestigious AAA Five Diamond Award. This honor is bestowed on only those hotels that exemplify unsurpassed excellence and superior customer service. Bellagio is one of only 70 such hotels in North America to receive this honor;

> Picasso at Bellagio and Renoir at The Mirage each received the AAA Five Diamond Award and the coveted Mobil Five-Star Award for 2002 making them two of ten restaurants in the nation to have been so honored;

> Our superstar entertainment and attractions continued to lead the way industry-wide in terms of attendance and revenues. During 2001, we signed a historic, lifetime contract with "Magicians of the Century" Siegfried & Roy. We also expanded our support of Siegfried & Roy's conservation and education efforts with the re-dedication of the Siegfried & Roy Secret Garden and Dolphin Habitat.

> New York–New York saw the opening of the nation's seventh ESPN Zone, a sports dining and entertainment complex, and the premiere of the bar and dance saloon, Coyote Ugly, named after the popular movie;

> The Golden Nugget unveiled newly renovated guest rooms in this historic hotel's North Tower, redecorated its 29,000 square feet of meeting space and opened a new Starbucks;

La Femme > MGM Grand





Nectar > Bellagio

Danny Gans > The Mirage





EFX Starring Rick Springfield > MGM Grand

O > Bellagio



> MGM MIRAGE was awarded an Internet Gaming license from the Isle of Man, a British protectorate. While we will move forward with great care, we believe this new dimension of the development of the gaming industry holds great promise;

> Our properties introduced several new exciting features:

> The Mirage commenced a $32 million luxurious room redesign on 2,767 guest rooms and debuted the 90,000-square-foot Mirage Events Center, already a substantial success among convention and meeting planners;

> Treasure Island opened Kahunaville, a new South Seas-themed restaurant and bar that features award-winning bartenders;

> At the MGM Grand, we saw the debut of "La Femme," an artistic triumph that brings Paris' treasured Crazy Horse production to America for the first time for a permanent engagement. Two magnificent restaurants were developed -- NOBHILL, a collaboration with San Francisco's acclaimed chef Michael Mina -- and Pearl, a modern Chinese restaurant with Western flair designed by the internationally-renowned Tony Chi;

> At Bellagio, we opened Nectar, a restaurant and bar along with Light, a sophisticated and trendy new nightclub and lounge that attracts an elegant and exciting late-night crowd;

> Primm Valley Resorts at the California-Nevada state line opened the Primm Center offering a one-stop, 24-hour-a-day reservation kiosk for travelers en route to Las Vegas allowing them to book real-time accommodations, entertainment and restaurants at all Las Vegas-based MGM MIRAGE resorts.

> We made significant progress in the design and implementation of our Diversity Initiative. We have developed a top-to-bottom organizational structure to support our diversity efforts. We have developed an extensive strategic plan with specific programs and objectives for each department within our company, and we have developed a reliable tracking system to provide meaningful data on these efforts. Our resolve as a company has only strengthened and our focus sharpened by all that we have learned during the past year;



ESPN Zone > New York-New York

> We have expanded our Board of Directors to include former Secretary of Labor Alexis Herman. Ms. Herman brings great strength, commitment and proven experience to our company;

> We continued the development of our player affinity program, Players Club, that provides a new level of customer service and benefits. Players Club will debut in April 2002;

> And, in Atlantic City, construction of the Borgata, our 50 percent joint venture with the Boyd Gaming Corporation, continues to be on budget and on time for its scheduled opening next year. We are confident that Borgata will bring new energy and excitement to Atlantic City setting the stage for a tourism renaissance.

While we look ahead in 2002, we've gained important insights from 2001.

We've been reminded of the value of our business model based upon simple beliefs.



Alexis Herman > Director

" We are delighted to announce Alexis Herman, the former United States Secretary of Labor, to our Board of Directors. She brings great strength, commitment and her proven experience to our company. Ms. Herman served as the 23rd United States Secretary of Labor in the Clinton Administration beginning in 1997. Prior to that, she served for four years as Assistant to the President and Director of the White House Public Liaison Office. Ms. Herman was also the Chief Executive Officer of the 1992 Democratic National Convention Committee. We are honored to welcome Alexis Herman to the MGM MIRAGE Board of Directors."

We've been amazed to see the impact of realizing that, in trying times like these, our people and our operating principles have proven "tried and true."

We believe that as a team we will lead the way into a new year of continued growth and prosperity for your company.

Sincerely,

J. Terrence Lanni

J. Terrence Lanni > Chairman and Chief Executive Officer > MGM MIRAGE > 3/11/2002



Financial Overview

We ushered in 2001 full of confidence and promise having just completed the most rewarding year in your company's history. As the new year progressed, earnings continued to grow rapidly as the combination of by management to enhance revenues and reduce costs. Strategies implemented last fall are working. Revenues are rising and earnings are improving as the recovery of our business is firmly underway. And that is why, as we go to print with your annual report for 2001, your management is optimistic about the health of your company and its potential for further growth.

Entering the recession, there was common concern that the gaming industry would be adversely affected, however, this did not happen. The major players, including your company, increased earnings in the first half of 2001 versus a 17% earnings decline in the S&P 500.

"We continue to deploy strategies aimed at maximizing free cash flow and shareholder value." > > > >

James J. Murren > President, Chief Financial Officer and Treasurer > MGM MIRAGE

MGM Grand and Mirage Resorts yielded ever-greater benefits. We continued to energize your properties with added attractions and improved marketing, while significant cost savings further improved operating results. We tackled every challenge we faced – a slowing economy, then a recession; global weakness particularly in Asia; supply issues in Las Vegas; integration of a large acquisition – and yet quarter after quarter, for over three years, your company fulfilled its promise to Wall Street as earnings expanded. After strong first half earnings, we were on track to report a great third quarter, further evidence of your company's resilience. Then came September 11, 2001. Your company tackled this unprecedented challenge in the same manner as we have faced other challenges. We persevered through the unified and tireless efforts of our thousands of employees and were guided by many important decisions

MGM MIRAGE
EBITDA (1)
($ Millions)


2001
2000
1999
$1,133
$997
$0
$200
$400
$600
$800
$1,000
$1,200

(1) EBITDA consists of operating income plus depreciation and amortization, one-time charges (which consist of preopening and other, restructuring costs and write-downs and impairments) and corporate expense. EBITDA should not be construed as an alternative to operating income, as an indicator of the Company's operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles.

It is perhaps surprising that your company performed well for most of the year in light of a U.S. economy officially in recession since March until you consider the unique attributes of the gaming industry. Gaming continues to exhibit the same recession-resistant characteristics as it did in the 1990-1992 recession. This is most likely because, although consumer confidence and therefore discretionary spending falls during economic contraction, our business seems less affected due to the wealth and age of our customer base. The average age of a U.S. gaming patron is 49 years old. The 45-64 year old age category is growing three times as fast as the overall U.S. population and someone will turn 49 every 8 seconds over the next 15 years! These customers as a group are less affected by corporate layoffs, stock market volatility, or rising unemployment because they are typically older with wealth tied to real estate or fixed income. According to the American Gaming Association, U.S. travelers devoted nearly as many trips to gaming vacations as they did to adventure and theme park trips in 2000; and more than trips to sporting events or golf vacations. In Las Vegas, we have learned that the best properties with the best employees in the best locations continue to attract the most business. Your company owns most of these properties, and this is why we are leading the surprising rebound in Las Vegas.



Robert H. Baldwin > President and CEO Mirage Resorts, Incorporated



John T. Redmond > President and CEO, MGM Grand Resorts, LLC



Gary N. Jacobs > Executive Vice President, General Counsel, and Secretary

While we expect the U.S. economy will remain sluggish again this year, with a modest upturn beginning in the second half, the most recent economic indicators have been more encouraging, pointing to an earlier recovery. There is no doubt that Las Vegas and your company would prefer to see economic prosperity, because gaming revenue is dependent on consumer spending and GDP growth and is therefore cyclical. However, our resilience to the slowdown has been impressive. The reduction in consumer spending in 2001 affected most areas of the economy more profoundly than gaming because of our strong value proposition. Your company provides the highest quality experience in every market segment in which it operates, and yet a night's stay at the AAA Five Diamond resort Bellagio costs far less than comparable resorts in other cities.

Our industry also shows improving supply and demand characteristics, and this generally makes for higher and more stable cash flows. After two decades of dramatic capacity expansion, only a scant few properties will open over the next few years. The riverboat markets have matured, there is only one new resort in the planning stages in Las Vegas, and new jurisdiction opportunities are remote. The only major property to open next year is Borgata, a luxurious new resort in Atlantic City that your company owns with Boyd Gaming.

More limited capital requirements over the next few years should lead to rising free or excess cash flow which would be available to reduce debt, repurchase shares or invest for growth. The gaming industry as a whole enjoyed rising returns on investment in 2001 due to this favorable relationship between good demand trends and limited new supply. We expect this important trend will continue this year and next.

The ownership of casinos is by nature very asset intensive. With limited new jurisdiction opportunities, new capital will focus on more established markets such as Atlantic City and Las Vegas where decisions will be based on careful return on capital analysis and plenty of statistical information.



MGM MIRAGE
Debt Reduction [1]
($ Millions)



YTD 2002
2001
2000
$527
$422
$1,075
$949
$527
$ 0.00
$200
$400
$600
$800
$1,000
$1,200
2000
2001
YTD 2002

(1) Since the acquisition of Mirage Resorts, Incorporated on May 31, 2000.

MGM MIRAGE is best positioned in the Las Vegas marketplace. We are now setting our development sights on Atlantic City, where your company owns the most attractive real estate in this market. The company's property now called Renaissance Pointe will be home to three new resorts. Borgata will debut next summer and will set a new standard for resorts on the East Coast. The first new Atlantic City property to open in 13 years, Borgata sits on a 27 acre site and will include 2,000 upscale guest rooms, a world-class spa, dining, retail and comprehensive convention facilities.

Your company also plans to build its own resort on the premier center site of Renaissance Pointe. These development plans are well underway. The third site may be joint ventured, retained for future growth, or sold to reduce debt. Atlantic City's strong demographics, stable regulatory and tax climate, and deep established gaming market makes it an ideal home for an MGM MIRAGE resort. We predict above average returns on investment in this market.

Because of the cumulative effect of previously invested capital, strong marketing and surging convention demand, Las Vegas has rebounded far more rapidly than its destination city counterparts. We expect these trends to continue in 2002. Your company will continue to improve our competitive advantages in this market through smaller strategic investments that offer higher return, lower risk propositions.



Al Faccinto > President MGM MIRAGE International Marketing
Alan Feldman > Sr. VP Public Affairs
William J. Hornbuckle > President and Chief Operating Officer > MGM MIRAGE Online
Phyllis A. James > Sr. VP and Sr. Counsel > MGM MIRAGE
William McBeath > President > The Mirage
Robert V. Moon > Chairman > MGM MIRAGE Marketing
Cynthia Kiser Murphy > Sr. VP > Human Resources
Felix D. Rappaport > President > New York-New York

Historically in Las Vegas, when demand is high, room rates stay favorable resulting in increased revenue. When supply growth exceeds demand, such as when new properties are introduced to the market, Las Vegas operators occasionally have to resort to discounting room rates in order to retain high occupancy levels, and this can negatively impact cash flow. The construction hiatus anticipated over the next few years gives operators important time to enhance resorts through capital, training and marketing while even modest visitor growth should lead to higher same-store sales. This suggests that the operating environment for gaming is sound with demand likely to outstrip supply.

We will enhance these investments with focused marketing and leverage new proprietary technology to increase customer loyalty through the rollout of "Players Club" our cutting-edge customer affinity program.

Our goal of realizing greater value for our shareholders demands that we continue to control expenses, improve revenues, and maintain a strong balance sheet while we allocate capital in a disciplined manner.

We knew that if integrated correctly, the merger of MGM Grand and Mirage Resorts would generate significant shareholder value. The dream combination of assets and people has created an unbeatable franchise capable of generating sizable free cash flow. We have used this free cash to reduce debt and repurchase shares at attractive prices. Your company's debt declined by $422 million in 2001, and by an impressive $126 million more already this year. The rating agency Standard and



Poors has recognized your company's assets and potential by affirming it's rating of investment grade on our senior indebtedness. We know that a strong balance sheet is the best weapon to exploit opportunities. We will continue to reduce debt, while we look for capital alternatives that increase shareholder value the most. Our goal is not to be the biggest company in our industry, but the best as measured by asset quality, profitability and growth.

Many of the decisions we made last year should have positive profit implications for the future as we re-engineered certain aspects of operations to improve margins. Your company's profit margins, already the best of its peers, should further improve as revenues are restored to pre-September 11th levels.

One challenge investors face today is the difficulty in assessing a company's financial health or future prospects because of complex business models, confusing accounting or inadequate disclosure of financial information. This may be one reason why investors have gained a renewed appreciation for the gaming industry. Casinos are as close to a cash business as any. Over 85% of most gaming companies revenues are cash based. Gaming is a heavily regulated industry. Revenues are closely monitored by well-established gaming control boards that ensure revenue is accurately reported, in part so that gaming taxes are correctly calculated. In fact, regulatory oversight is meaningful in every gaming jurisdiction. Gaming revenues are reported monthly and the gaming tax is remitted monthly, or in some cases, daily. Quarterly financial statements are submitted. All significant financing activity must be reviewed and approved by regulators. Regulators conduct extensive on-site audits and require comprehensive internal and external auditor compliance testing.

Off balance sheet items, such as debt, are few, but when they do occur, they generally relate to large joint-ventured casinos, the existence of which is well known and whose debt is clearly disclosed in financial statements.

In short, the gaming industry operates on a relatively simple business model with straightforward financial reporting. Your company's balance sheet is anchored by hard assets, generating cash earnings that we utilize to reinvest, reduce debt, make acquisitions or repurchase shares.

But, ultimately, when all is said and done, we have always known that the company's greatest assets are its people, and the MGM MIRAGE family is the best in the business.

We will continue to invest judiciously to expand our competitive advantages by keeping our properties exciting and exploiting technology to improve operating efficiency and customer yield.

We will remain vigilant on costs and cash flow maximization to increase our financial strength.



Ernest Woodward > President > Boardwalk

MGM MIRAGE
2001 EBITDA Margin [1]



MGM MIRAGE
Mandalay
Harrah's
Park Place
27%
25%
25%
23%
0%
10%
20%
30%

(1) EBITDA is after Corporate Expense.

We will look for ways to profitably invest your company's capital to grow.

And as always our decisions will be aimed at improving the wealth of our investors.

Sincerely,



James J. Murren > President, Chief Financial Officer and Treasurer > MGM MIRAGE > 3/11/2002

Financial Table of Contents

Results of Operations

Two major acquisitions had a significant impact on our operating results for 1999, 2000 and 2001. The March 1, 1999 acquisition of Primadonna Resorts, Inc. added the three Primm Properties located at the California/Nevada state line, as well as the one-half interest in New York-New York on the Las Vegas Strip which we did not previously own through a joint venture with Primadonna. The May 31, 2000 acquisition of Mirage Resorts, Incorporated added four wholly owned and one joint venture resort on the Las Vegas Strip, as well as resorts in downtown Las Vegas and Laughlin, Nevada and Biloxi, Mississippi. Additionally, the July 29, 1999 opening of MGM Grand Detroit contributed significantly to our growth over the last three years.

2001 Compared with 2000

Effects of September 11

Our operating results reflect a substantial decline in business volumes at our hotel and casino resorts immediately after the terrorist attacks of September 11, 2001. Our hotels on the Las Vegas Strip averaged an unprecedented low 64% occupancy level from September 11 through September 30, at average room rates substantially below those of the comparable periods of prior years. This reduction in customer traffic also resulted in lower casino, food and beverage, entertainment and retail revenues. Business volumes strengthened through the balance of the year, and by year-end our occupancy levels had essentially returned to normal, with a resulting improvement in casino and non-casino revenues. Room rates also improved, but were not yet back to seasonally normal levels by year-end.

Management responded to the decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of our marketing programs. Approximately 6,400 employees (on a full-time equivalent basis) were laid off or terminated from our Nevada operations, and an additional 315 were laid off or terminated at Beau Rivage in Biloxi, Mississippi. The $24 million of restructuring costs in 2001 principally represents severance pay, extended health care coverage and other related costs in connection with these personnel reductions. We also reassessed the carrying value of certain assets in light of the September 11 attacks, and recognized a write-down and impairment charge of $47 million during the third quarter of 2001. Most of this charge related to our land on the Atlantic City Boardwalk, which is included in the "Deposits and other assets, net" caption on the accompanying balance sheet.

In addition to the charges described above, we also reassessed our accounts receivable, retail inventory and health accrual reserves, and recorded additional charges against operating income totaling $41 million to bring these reserves to appropriate levels in light of the changes in our operations related to September 11.

Operating Comparisons

Net revenues for the year ended December 31, 2001 were $4.01 billion, an increase of $904 million, or 29%, versus the $3.11 billion recorded in 2000. The Mirage properties generated net revenues of $2.48 billion, an increase of $1.03 billion versus their seven-month results in 2000, while net revenues at the MGM Grand properties (MGM Grand Las Vegas, New York-New York, the Primm Properties, MGM Grand Detroit, MGM Grand Australia and MGM Grand South Africa) declined by $128 million, or 8%, to $1.53 billion.

The decrease in revenues at the MGM Grand properties was concentrated in the casino area. Consolidated casino revenues for 2001 were $2.16 billion, an increase of $378 million, or 21%, over the prior year. The Mirage properties generated casino revenues of $1.19 billion in 2001, an increase of $491 million over their seven-month results in 2000, while casino revenues at the MGM Grand properties decreased by $113 million, or 10%, to $969 million. This decrease was principally the result of declines of $47 million, $31 million and $26 million at MGM Grand Las Vegas, MGM Grand Detroit and the Primm Properties, respectively.

These declines were all attributable primarily to reduced gaming volumes. The volume decreases at MGM Grand Las Vegas are attributable to the impact of the September 11 attacks. The Primm Properties were faced with increased competition from Native American casinos, as well as the impact of higher gasoline and utility costs in California, while volumes at MGM Grand Detroit were impacted by a competitor's opening of the third and final Detroit casino in November 2000. The declines in Detroit were offset in part by improved volumes in the fourth quarter of 2001, as traffic delays caused by increased border security caused a shift in volume away from a competitor casino in Windsor, Ontario.

Consolidated room revenues for 2001 were $846 million, an increase of $232 million, or 38%, over the prior year. Room revenues at the Mirage properties totaled $568 million, an increase of $239 million over the seven-month result from 2000. Room revenues at the MGM Grand properties declined by only 3% despite the significant impact on business following the September 11 attacks, reflecting the strength of our hotel business prior to September 11. MGM Grand Las Vegas benefited from having 3% more available rooms during 2001 versus 2000, as a room remodeling project had been ongoing in the prior year, and also achieved a small increase in average daily room rate.

Consolidated food and beverage, entertainment, retail and other revenues were $1.37 billion for 2001, an increase of $401 million, or 41%, over the results for 2000. The Mirage properties contributed a $407 million increase, as revenues were $958 million for 2001 versus $551 million for the seven-month period in 2000. Food and beverage, entertainment, retail and other revenues at the MGM Grand properties declined by only 2% from the comparable 2000 levels, despite the impact on business of the September 11 attacks.

Income from unconsolidated affiliate of $37 million represents our 50% share of the operating results of Monte Carlo for 2001. Our share of that entity's results was $22 million for the seven months following the Mirage acquisition in 2000.

Consolidated operating expenses (before preopening expenses, restructuring costs, write-downs and impairments and corporate expense) were $3.27 billion for 2001, an increase of $866 million, or 36%, over the $2.40 billion reported in the prior year. The Mirage properties generated an $885 million increase in operating expenses, with $2.04 billion of current-period costs versus $1.15 billion in the seven-month period in 2000, while operating costs at the MGM Grand properties decreased by $19 million, or 2%. As noted above, operating revenues at the MGM Grand properties declined by 8% versus their results from 2000. Additional charges related to receivables, retail inventories and health accruals, as described above, affected margins during 2001, as did increased energy costs and intensified competitive conditions, particularly with respect to the Primm Properties.

Corporate expense increased significantly in the first half of 2001 as a result of the Mirage acquisition, then decreased significantly in the second half of the year, reflecting our progress in integrating corporate functions following the acquisition and our focus on cost containment after September 11. For the year, corporate expense was $38 million, an increase of 8% over the amount recorded in 2000.

Interest expense, net of amounts capitalized, was $349 million for 2001 versus $273 million in the prior year. Total interest cost was $428 million in 2001 versus $364 million in 2000. This increase reflected higher average debt levels attributable to the financing of the Mirage acquisition, offset in part by savings associated with interest rate swaps and a significant reduction in interest rates on borrowings under our bank credit facilities. Interest capitalized declined from $91 million in 2000 to $79 million in 2001. In January 2001, we announced that our near-term development focus would be on the Atlantic City market. As a result, we suspended the capitalization of interest on our Las Vegas Strip project until the development process for that project is further advanced. This suspension of interest capitalization more than offset the impact of a full year of interest capitalization on our Atlantic City development projects versus seven months of capitalization in the prior year.

2000 Compared with 1999

Net revenues for the year ended December 31, 2000 were $3.11 billion, representing an increase of $1.77 billion, or 132%, over the $1.34 billion recorded in 1999. The Mirage properties generated $1.45 billion of this increase and the Primm Properties and New York-New York provided an additional net increase of $81 million. MGM Grand Detroit generated net revenues of $394 million during 2000 versus $171 million for its approximately five months of operation in 1999. The increases at the Primm Properties, New York-New York and MGM Grand Detroit were generally proportionate to the increase in the length of time each property was included in the consolidated results. MGM Grand Las Vegas achieved record net revenues of $764 million, representing a 3% increase over the $740 million recorded in 1999.

Consolidated casino revenues for the year ended December 31, 2000 were $1.79 billion, representing an increase of $967 million, or 118%, over the $819 million achieved in 1999. The Mirage properties accounted for $704 million of the increase. The Primm Properties and New York-New York accounted for an additional $47 million of casino revenues, generating $273 million in 2000 versus the $226 million recorded in the 10 months these properties were owned during 1999. MGM Grand Detroit recorded casino revenues of $380 million in 2000, an increase of $215 million from the $165 million achieved in its approximately five months of operation in 1999. MGM Grand Las Vegas achieved a small increase in casino revenues in 2000, due to an increase in table games volume that was largely offset by increased customer discounts.

Consolidated room revenues for 2000 were $615 million, representing an increase of $356 million, or 138%, versus 1999. The Mirage properties generated $329 million of this increase, while the Primm Properties and New York-New York accounted for another $17 million. The balance of the increase related to MGM Grand Las Vegas, where room revenues increased from $187 million to $198 million, despite a 3% reduction in available room nights due to a room remodeling project which was completed in August 2000. Average daily room rate and revenue per available room at MGM Grand Las Vegas each increased by 7% versus the 1999 period, to $110 and $106, respectively.

Consolidated food and beverage revenues nearly tripled, from $178 million in 1999 to $511 million in 2000. The Mirage properties contributed $287 million of the $333 million increase. Food and beverage revenues at MGM Grand Las Vegas rose by 18%, from $123 million in 1999 to a record $145 million in 2000. This increase was attributable primarily to increased food and beverage sales at the MGM Grand Conference Center as well as increased beverage sales at the Studio 54 nightclub. The balance of the consolidated increase was attributable to MGM Grand Detroit, the Primm Properties and New York-New York.

Consolidated entertainment, retail and other revenues for 2000 were $458 million, an increase of $270 million, or 144%, over the $188 million reported in 1999. This increase was also primarily attributable to the Mirage properties, which contributed $264 million of the increase.

Income from unconsolidated affiliate of $22 million for 2000 represented our 50% share of the operating results of Monte Carlo since the joint venture interest was acquired as part of the Mirage acquisition. The $6 million recorded in 1999 represented our 50% share of the operating results of New York-New York for the first two months of 1999, after which New York-New York became a wholly owned subsidiary.

Consolidated operating expenses (before preopening expenses, restructuring costs, write-downs and impairments and corporate expense) were $2.40 billion in 2000, representing an increase of $1.36 billion, or 131%, over the $1.04 billion recorded in 1999. The Mirage properties generated $1.15 billion of this increase and the Primm Properties and New York-New York had an additional net increase of $56 million. MGM Grand Detroit reported $271 million during 2000 versus

$125 million for its approximately five months of operation in 1999. Operating margins were generally consistent between the years with the exception of MGM Grand Detroit, which showed strong improvement resulting from cost containment measures and improved operating efficiencies achieved following commencement of operations at this new facility.

During the year ended December 31, 2000, management implemented comprehensive restructuring plans designed to reduce costs and improve efficiencies within the Company. The implementation of these plans resulted in a charge against earnings totaling $24 million, primarily related to consolidation of certain general and administrative functions at New York-New York and MGM Grand Las Vegas, various contract terminations and staffing reductions, the buyout of various leases and other related items. Approximately 195 people were affected by the reductions, primarily at our operating properties (excluding the Mirage properties) relating to duplicative functions within marketing, entertainment, retail, information systems and human resources.

During June 2000, we recognized a charge against earnings of $102 million related to certain projects previously under development which management has determined not to pursue, the divesting of certain non-strategic assets and the re-evaluation of certain other assets, all as a result of the Mirage acquisition.

Corporate expense increased to $35 million in 2000 versus $14 million in 1999. This increase was primarily attributable to the Mirage acquisition, reflecting higher corporate operating expenses related to a larger corporate structure and higher airplane costs due to the operation of two corporate airplanes compared to only one in the prior year.

Interest income increased from $2 million in 1999 to $13 million in 2000. This increase was largely the result of interest earned on cash temporarily invested prior to its use in the Mirage acquisition, as well as a somewhat higher level of invested cash balances associated with the significant increase in the size of our operations.

Interest expense, net for 2000 was $273 million, versus $60 million in the prior year. This increase was a function of substantial increases both in interest cost and interest capitalized, each as a result of the Mirage acquisition. Interest cost was $364 million in 2000 versus $76 million in 1999, as our total debt increased from $1.31 billion at December 31, 1999 to $5.87 billion at December 31, 2000. This increase reflects the debt issued and assumed in connection with the Mirage acquisition. Interest capitalized increased to $91 million from the $16 million recorded in the prior year. A substantial majority of the interest capitalized in 2000 related to development projects on the Las Vegas Strip and in the Marina area of Atlantic City, on development sites acquired in the Mirage acquisition.

Extraordinary loss of $5 million in 2000, net of income tax benefit, reflects the write-off of unamortized debt costs from our previous $1.25 billion revolving credit facility and from the portion of the $1.3 billion term loan extinguished during the year. Extraordinary loss of $1 million in 1999, net of income tax benefit, reflects the write-off of unamortized debt costs from the New York-New York bank facility, which was extinguished on March 31, 1999.

Cumulative effect of change in accounting principle of $8 million in 1999, net of income tax benefit, reflects our adoption of Statement of Position 98-5, which requires that costs associated with start-up activities be expensed as incurred.

Liquidity and Capital Resources

As of December 31, 2001 and December 31, 2000, we held cash and cash equivalents of $209 million and $228 million, respectively. Cash provided by operating activities was $794 million for both 2001 and 2000, compared with $290 million for 1999.

On May 31, 2000, we completed the Mirage acquisition whereby Mirage shareholders received $21 per share in cash. Funds needed to complete the acquisition were approximately $6.2 billion. These funds were used for payments to Mirage shareholders and holders of Mirage stock options, refinancing of certain indebtedness of Mirage and MGM Grand, payment of fees and expenses in connection with the Mirage acquisition and general corporate purposes. In order to fund the Mirage acquisition, we borrowed $4.21 billion under our new senior credit facilities, completed the private placement of 46.5 million shares of our common stock for a total purchase price of approximately $1.23 billion, issued $710 million of senior subordinated notes and used cash on hand to fund the remaining balance.

During 2000, $118 million was drawn down on the $1.25 billion revolving credit facility and $730 million was repaid, including a final balance of $700 million that was refinanced via borrowings under the new senior facilities. During 2000, $4.21 billion was drawn down and $1.30 billion was repaid on the new senior facilities and $2.91 billion remained outstanding at the end of the year. During 2001, an additional $749 million was repaid on the senior facilities, including the final $461 million balance of the $1.3 billion term loan component of such facilities. This left $2.16 billion outstanding under the $2.8 billion facilities at December 31, 2001, including $207 million outstanding under an $800 million revolving facility which matures on April 5, 2002. An additional $127 million of this balance has been repaid as of March 7, 2002. We intend to refinance any remaining balance on this facility prior to or upon maturity through its renewal or through other financing alternatives.

During 2000, $26 million was drawn down and $130 million was repaid on the Detroit credit facility and $65 million remained outstanding at the end of the year. This balance was repaid during 2001.

On May 5, 2000, our shelf registration statement, which allows us to issue up to a total of $2.75 billion of debt and equity securities from time to time in public offerings, was declared effective by the Securities and Exchange Commission. We issued $710 million of senior subordinated notes in May 2000 to partially fund the Mirage acquisition. We also issued $850 million of senior notes in September 2000 and $400 million of senior subordinated notes in January 2001, the proceeds of which were used to partially repay the $1.3 billion term loan component of the new senior facilities. After giving effect to these issuances, the shelf registration statement has $790 million in remaining capacity at December 31, 2001 for the issuance of future debt or equity securities. Any future public offering of securities under the shelf registration statement will only be made by means of a prospectus supplement.

During the years ended December 31, 2001, 2000 and 1999, our capital expenditures were $328 million, $336 million and $375 million, respectively. The 2001 capital expenditures included general property improvements at our resorts, such as the ongoing room refurbishment program at The Mirage, restaurant and entertainment enhancements at MGM Grand Las Vegas and New York-New York, the construction of a new convenience store/gas station/welcome center at the Primm Properties, the completion of the Mirage Events Center and the upgrading of slot equipment at several of our properties in preparation for the 2002 introduction of our new Players Club. Capital expenditures for 2001 also included the acquisition of the building housing MGM Grand Detroit, the acquisition of a new corporate aircraft and pre-construction activities associated with ongoing development projects, including capitalized interest. The 2000 capital expenditures related to general property improvements at our resorts, including the room refurbishment program at MGM Grand Las Vegas, the acquisition of land by MGM Grand Detroit and other land acquisitions and pre-construction activities associated with ongoing development projects, including capitalized interest. During 1999, $83 million was expended on MGM Grand Las Vegas master plan improvements, which were completed in early 2000, and $162 million was expended on the development of the MGM Grand Detroit interim casino.

In November 1997, MGM Grand Detroit, LLC (in which we hold a controlling interest) was selected to be the developer of one of three permanent hotel-casino complexes to be located in the City of Detroit. Development of the permanent facility will not proceed until after acquisition by MGM Grand Detroit, LLC of a permanent development site. The design, budget and schedule for development of the permanent facility are at a preliminary stage, will be subject to the risks attendant to large-scale projects and may be subject to additional costs and delays beyond preliminary estimates. No assurance can be given that we will develop a permanent hotel-casino in Detroit, or if we do, as to its ultimate size, configuration or cost.

In January 1998, the City of Atlantic City deeded to Mirage approximately 180 acres (120 acres of which are developable) at Renaissance Pointe in the Marina area of Atlantic City. In exchange, Mirage agreed to develop a hotel-casino on the site and perform certain other obligations. Mirage also entered into an agreement with two New Jersey State agencies for the construction and joint funding of road improvements necessary to improve access to the Marina area. As called for by the agreement, in October 1997, Mirage deposited funds into escrow for its $110 million portion of the $330 million road improvement project. The remainder of the project funding was provided by the two State agencies. Groundbreaking on the road improvements took place in November 1998, and they opened to the public on July 31, 2001.

In November 2000, a limited liability company owned 50-50 with Boyd Gaming Corporation began construction of the Borgata, a 2,000-guest room hotel-casino resort, on a 27-acre portion of the Renaissance Pointe site. Boyd is overseeing the construction and will operate the resort upon completion. Construction is expected to be completed in the summer of 2003 at a total budgeted cost, including land, of approximately $1.06 billion. In December 2000, we contributed the 27 acres of land and Boyd contributed $90 million in cash to the venture, and the venture obtained a $630 million secured bank credit facility, which is non-recourse to MGM MIRAGE, to fund the project costs. We and Boyd are each required to contribute up to an additional $127 million in cash to the venture and Boyd is required to contribute any additional cash necessary to fund project costs in excess of the agreed project budget. As of December 31, 2001, each partner had made $55 million of such additional cash contributions to the venture, including contributions made by Mirage prior to the acquisition.

As required by our agreement with Boyd, we have designed and are developing the common roads, landscaping and other master plan improvement for the entire Renaissance Pointe site. As part of the agreement with the City, we are required to remediate environmental contamination at the site, which was a municipal landfill for many years. A substantial portion of the remediation work has been completed. We are proceeding with the design and development of a new wholly owned hotel-casino resort on the Renaissance Pointe site next to the Borgata. The project is in the preliminary design phase and no construction budget or schedule has been developed.

We must apply for and receive numerous governmental permits and satisfy other conditions before construction of a new resort on the Renaissance Pointe site can begin. We cannot be certain of the ultimate construction schedule or cost of construction of the Borgata or any other project on the Renaissance Pointe site.

On August 5, 1999, we announced a 12-month stock repurchase program for up to 10 million shares of our common stock. We purchased a total of 3.1 million shares at an approximate cost of $66 million through February 2000. The repurchase program was suspended as a result of the Mirage acquisition and subsequently expired.

On December 13, 1999, our Board of Directors approved a two-for-one split of our common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend totaling approximately $11 million was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of our common stock from 75 million shares to 300 million shares. As a result of the Mirage acquisition, we announced on April 19, 2000 the discontinuance of the quarterly dividend policy.

On August 29, 2001, we announced a stock repurchase program for up to 10 million shares of our common stock. We purchased a total of 2.2 million shares at an approximate cost of $46 million through December 31, 2001.

Our debt increased substantially as a result of the Mirage acquisition. We intend to continue our focus on utilizing available free cash flow to reduce indebtedness, as well as to finance our ongoing operations. We expect to finance operations, capital expenditures and existing debt obligations through cash flow from operations, cash on hand, bank credit facilities and, depending on market conditions, public offerings of securities under the shelf registration statement.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities and commercial paper program. Since the Mirage acquisition was completed on May 31, 2000, we have issued $1.25 billion of long-term fixed rate debt and reduced outstanding bank credit facility borrowings by $2.20 billion. As a result, as of December 31, 2001, long-term fixed rate borrowings represented approximately 61% of our total borrowings. During June 2001, we entered into interest rate swap agreements designated as fair value hedges of our $500 million principal amount of fixed rate debt due in 2005. During September and October 2001, those swap agreements were terminated and replaced by new agreements designated as fair value hedges of $550 million of fixed rate debt due in 2005 and 2006. We received payments of $13 million representing the fair value of the earlier agreements upon their termination. Under the terms of the agreements, we make payments based on specified spreads over six-month LIBOR, and receive payments equal to the interest payments due on the fixed rate debt. Giving effect to these agreements, our fixed rate and floating rate borrowings represent approximately 51% and 49%, respectively, of total borrowings.

The following table provides information about our interest rate swaps at December 31, 2001:

Maturity Date	February 1, 2005	October 15, 2006
Notional Value	$300 million	$250 million
Estimated Fair Value	$(6) million	$(7) million
Pay Rate*	4.35%	4.71%
Receive Rate	6.95%	7.25%

**Interest rates are determined in arrears. These rates have been estimated based on implied forward rates in the yield curve.*

Recently Issued Accounting Standard

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. The statement provides that goodwill will no longer be amortized effective January 1, 2002, but will instead be reviewed for impairment upon adoption of the statement and at least annually thereafter. The balance of goodwill at December 31, 2001 was $103 million. We have not yet completed our initial assessment of potential impairment of this balance.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. The statement requires one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The adoption of the new statement, which is effective for fiscal years beginning after December 15, 2001, is not expected to have a material effect on our financial position or results of operations.

As of December 31 (In thousands, except share amounts)	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 208,971	$ 227,968
Accounts receivable, net	144,374	236,650
Inventories	78,037	86,279
Income tax receivable	12,077	11,264
Deferred income taxes	148,845	162,934
Prepaid expenses and other	69,623	70,549
Total current assets	661,927	795,644
Property and equipment, net	8,891,645	9,064,233
Other assets		
Investment in unconsolidated affiliates	632,949	521,807
Goodwill, net	103,059	54,281
Deposits and other assets, net	207,863	298,636
Total other assets	943,871	874,724
	$10,497,443	$10,734,601
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 75,787	$ 65,317
Current portion of long-term debt	168,079	521,308
Accrued interest on long-term debt	78,938	77,738
Other accrued liabilities	565,106	568,842
Total current liabilities	887,910	1,233,205
Deferred income taxes	1,746,272	1,730,158
Long-term debt	5,295,313	5,348,320
Other long-term obligations	57,248	40,473
Commitments and contingencies		
Stockholders' equity		
Common stock, $.01 par value: authorized 300,000,000 shares, issued 163,685,876 and 163,189,205 shares; outstanding 157,396,176 and 159,130,205 shares	1,637	1,632
Capital in excess of par value	2,049,841	2,041,820
Treasury stock, at cost (6,289,700 and 4,059,000 shares)	(129,399)	(83,683)
Retained earnings	597,771	427,956
Other comprehensive loss	(9,150)	(5,280)
Total stockholders' equity	2,510,700	2,382,445
	$10,497,443	$10,734,601

The accompanying notes are an integral part of these consolidated financial statements.

Years ended December 31, 2001, 2000 and 1999 (In thousands, except share amounts)

	Common Stock						
	Shares Outstanding	Par Value	Capital in Excess of Par Value	Teasury Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 1998	104,066,188	$ 1,161	$ 968,199	$ (210,589)	$ 192,606	$ (3,146)	$ 948,231
Net income	—	—	—	—	86,058	—	86,058
Currency translation adjustment	—	—	—	—	—	1,997	1,997
Total comprehensive income	—	—	—	—	—	—	88,055
Issuance of common stock pursuant to stock option grants	3,358,254	33	43,096	—	(16)	—	43,113
Issuance of common stock for Primadonna merger	19,020,606	190	243,371	—	(95)	—	243,466
Purchases of treasury stock	(12,565,200)	—	—	(295,235)	—	—	(295,235)
Tax benefit from stock option exercises	—	—	6,959	—	—	—	6,959
Dividend payable	—	—	—	—	(11,388)	—	(11,388)
Balances, December 31, 1999	113,879,848	1,384	1,261,625	(505,824)	267,165	(1,149)	1,023,201
Net income	—	—	—	—	160,744	—	160,744
Currency translation adjustment	—	—	—	—	—	(4,131)	(4,131)
Total comprehensive income	—	—	—	—	—	—	156,613
Issuance of common stock pursuant to stock option grants	1,244,157	13	16,880	—	—	—	16,893
Issuance of common stock in private placement	46,500,000	235	756,368	474,720	—	—	1,231,323
Purchases of treasury stock	(2,493,800)	—	—	(52,579)	—	—	(52,579)
Tax benefit from stock option exercises	—	—	6,947	—	—	—	6,947
Dividend payment adjustment	—	—	—	—	47	—	47
Balances, December 31, 2000	159,130,205	1,632	2,041,820	(83,683)	427,956	(5,280)	2,382,445
Net income	—	—	—	—	169,815	—	169,815
Currency translation adjustment	—	—	—	—	—	(2,086)	(2,086)
Derivative loss from unconsolidated affiliate	—	—	—	—	—	(1,784)	(1,784)
Total comprehensive income	—	—	—	—	—	—	165,945
Issuance of common stock pursuant to stock option grants	496,671	5	5,884	—	—	—	5,889
Purchases of treasury stock	(2,230,700)	—	—	(45,716)	—	—	(45,716)
Tax benefit from stock option exercises	—	—	2,137	—	—	—	2,137
Balances, December 31, 2001	157,396,176	$ 1,637	$ 2,049,841	$ (129,399)	$ 597,771	$ (9,150)	$ 2,510,700

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — Organization

MGM MIRAGE (the "Company"), formerly known as MGM Grand, Inc., is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2001, approximately 52% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian.

On May 31, 2000, the Company completed the acquisition (the "Mirage Acquisition") of Mirage Resorts, Incorporated ("Mirage") (see Note 3). Mirage, through wholly owned subsidiaries, owns and operates the following hotel, casino and entertainment resorts: Bellagio, a European-style luxury resort; The Mirage, a tropically-themed destination resort; Treasure Island at The Mirage, a Caribbean-themed hotel and casino resort; and the Boardwalk Hotel and Casino, all of which are located on the Las Vegas Strip. Mirage owns a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, a palatial-style hotel and casino also located on the Las Vegas Strip. Mirage owns and operates Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip properties. Mirage also owns and operates the Golden Nugget, a hotel and casino in downtown Las Vegas, the Golden Nugget-Laughlin, located in Laughlin, Nevada, and Beau Rivage, a beachfront resort located in Biloxi, Mississippi.

Through wholly owned subsidiaries, the Company owns and operates the MGM Grand Hotel and Casino ("MGM Grand Las Vegas"), a hotel, casino and entertainment complex, and New York-New York Hotel and Casino, a destination resort, both located on the Las Vegas Strip. The Company, through wholly owned subsidiaries, also owns and operates three resorts located in Primm, Nevada at the California/Nevada state line: Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort (the "Primm Properties"), as well as two championship golf courses located near the Primm Properties. Prior to March 1, 1999, the Company was a 50% owner of New York-New York. The remaining 50% interest, along with the Primm Properties and the nearby golf courses, were acquired via the acquisition of Primadonna Resorts, Inc. on March 1, 1999 (the "Primadonna Acquisition") (see Note 3).

The Company, through its wholly owned subsidiary, MGM Grand Detroit, Inc., and its local partners formed MGM Grand Detroit, LLC, to develop a hotel, casino and entertainment complex in Detroit, Michigan. On July 29, 1999, MGM Grand Detroit, LLC commenced gaming operations in an interim facility located directly off of the John C. Lodge Expressway in downtown Detroit.

A limited liability company owned 50-50 with Boyd Gaming Corporation is developing the Borgata, a hotel and casino resort on 27 acres at Renaissance Pointe, located in the Marina area of Atlantic City, New Jersey. The Company also owns approximately 95 acres adjacent to the Borgata site which is available for future development.

Through its wholly owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel and Casino in Darwin, Australia ("MGM Grand Australia"), which is located on 18 acres of beachfront property on the north central coast of Australia.

Through its wholly owned subsidiary, MGM Grand South Africa, Inc., the Company manages three permanent casinos and one interim casino in the Republic of South Africa. The Company receives management fees from its partner, Tsogo Sun Gaming & Entertainment, which is responsible for providing all project costs. The Company has entered into an agreement to sell its operations in South Africa. The transaction, which is subject to regulatory approval, is expected to be completed in the second quarter of 2002.

NOTE 2 — Significant Accounting Policies and Basis of Presentation

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method (see Note 13). All significant intercompany balances and transactions have been eliminated in consolidation.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost which approximates market value.

Concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable.

The Company extends credit to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2001, a substantial portion of the Company's receivables was due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. Management believes that as of December 31, 2001, no significant concentrations of credit risk existed for which an allowance had not already been determined and recorded.

Inventories. Inventories generally consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment. Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	15 to 40 years
Equipment, furniture and fixtures	3 to 7 years
Land improvements	10 to 15 years
Leasehold improvement	5 to 20 years

Capital leases are depreciated over the estimated useful life of the assets or the life of the lease, whichever is shorter.

Goodwill. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. The Company's goodwill relates to the 1995 acquisition of MGM Grand Australia and the 2000 Mirage Acquisition. The Company has historically amortized goodwill on a straight-line basis over 40 years.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was issued in June 2001. The statement provides that goodwill will no longer be amortized effective January 1, 2002, but will instead be reviewed for impairment upon adoption of the statement and at least annually thereafter. The balance of goodwill at December 31, 2001 was $103 million. The Company has not yet completed its initial assessment of potential impairment of this balance.

Casino revenues and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses. The retail value of accommodations, food and beverage, and other services furnished to hotel-casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances was primarily included in casino expenses as follows:

Year ended December 31 (In thousands)	2001	2000	1999
Rooms	**$ 66,702**	$ 40,346	$ 18,627
Food and beverage	**187,477**	124,750	42,681
Other	**19,203**	22,516	11,701
	$ 273,382	$ 187,612	$ 73,009

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Australian results of operations and the balance sheet are translated from Australian dollars to U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's hotel-casino operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become relatively certain.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense included in general and administrative expenses was $47 million, $41 million and $29 million for 2001, 2000 and 1999, respectively.

Preopening expense. Effective January 1, 1999, the Company adopted Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all companies expense costs of start-up activities as those costs are incurred. The term "start-up" includes preopening, pre-operating and organization activities. As a result of the adoption of SOP 98-5, in 1999 the Company recognized a cumulative effect of the accounting change (net of tax) of $8 million, relating principally to its development project in Detroit.

Related parties. The Company's related party transactions generally fall into the following categories:

- Payment of license fees to an entity affiliated through common ownership
- Payment of professional fees to firms affiliated with certain of our directors
- Payment to certain directors for consulting services outside of the scope of their duties as directors
- Rental of aircraft from entities affiliated through common ownership.

Such transactions aggregated $3 million in 2001, $7 million in 2000 and $2 million in 1999, and included aggregate payments of $5 million for legal fees and $2 million for license fees.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

Year ended December 31 (In thousands)	**2001**	2000	1999
Weighted-average common shares outstanding (used in the calculation of basic earnings per share)	**158,771**	145,300	116,580
Potential dilution from the assumed exercise of common stock options	**2,051**	2,601	3,506
Weighted-average common and common equivalent shares (used in the calculation of diluted earnings per share)	**160,822**	147,901	120,086

Reclassification. The consolidated financial statements for prior years reflect certain reclassifications to conform with the current year presentation, which have no effect on previously reported net income.

In the fourth quarter of 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." EITF 00-14 requires that sales incentives be recorded as a reduction of revenue. The Company's existing policy related to rooms, food and beverage and other non-casino revenues complied with EITF 00-14. The Company adopted EITF 00-14 in the first quarter of 2001 as it related to incentives to induce casino play, which were previously classified as operating expenses. Incentives of $85 million for 2000 and $41 million for 1999 have been reclassified to conform to the current presentation, with no effect on previously reported operating income or net income.

In the first quarter of 2001, the EITF reached a consensus on certain issues in EITF 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that the redemption of points, such as points earned in slot players clubs, be recorded as a reduction of revenue. The Company adopted the consensus provisions of EITF 00-22 in the first quarter of 2001. Slot club incentives of $41 million for 2000 and $12 million for 1999, previously recorded as operating expenses, have been reclassified to conform to the current presentation, with no effect on previously recorded operating income or net income.

NOTE 3 — Acquisitions

On May 31, 2000, the Company completed the Mirage Acquisition whereby Mirage shareholders received $21 per share in cash. The acquisition had a total equity value of approximately $4.4 billion. In addition, the Company assumed approximately $2.0 billion of Mirage's outstanding debt, of which approximately $1.0 billion was refinanced and $950 million remains outstanding. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The estimated fair value of assets acquired and liabilities assumed (net of the debt refinanced at the time of the acquisition) were $8.0 billion and $2.7 billion, respectively. The operating results for Mirage are included in the Consolidated Statements of Income from the date of acquisition.

On March 1, 1999, the Company completed the Primadonna Acquisition for approximately 19 million shares of the Company's common stock valued at approximately $244 million plus the assumption of debt totaling $315 million. Primadonna shareholders received .66 share of the Company's common stock for every Primadonna share held. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The estimated fair value of assets acquired and liabilities assumed were $742 million and $498 million, respectively. The operating results for Primadonna are included in the Consolidated Statements of Income from the date of acquisition.

The following unaudited pro forma consolidated financial information for the Company has been prepared assuming both the Primadonna Acquisition and Mirage Acquisition had occurred on January 1, 1999:

(In thousands, except per share amounts) Year ended December 31	2000	1999
Net Revenues	$ 4,162,325	$ 3,770,353
Operating Income	$ 711,368	$ 538,536
Income before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	$ 190,380	$ 109,987
Net Income	$ 184,964	$ 70,343
Basic Earnings per Share		
Income before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	$ 1.20	$ 0.66
Net Income	$ 1.16	$ 0.42
Weighted Average Basic Shares Outstanding	158,932	165,590
Diluted Earnings per Share		
Income before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	$ 1.18	$ 0.65
Net Income	$ 1.15	$ 0.41
Weighted Average Diluted Shares Outstanding	161,533	169,769

This unaudited pro forma consolidated financial information is not necessarily indicative of what the Company's actual results would have been had the acquisitions been completed on January 1, 1999, or of future results.

NOTE 4 — Accounts Receivable, Net

Accounts receivable consisted of the following:

At December 31 (In thousands)	2001	2000
Casino	$ 189,434	$ 239,382
Hotel	41,408	57,102
Other	16,504	23,556
	247,346	320,040
Less: Allowance for doubtful accounts	(102,972)	(83,390)
	$ 144,374	$ 236,650

NOTE 5 — Property and Equipment, Net

Property and equipment consisted of the following:

At December 31 (In thousands)	2001	2000
Land	$ 4,116,008	$ 4,208,653
Buildings and improvements	3,740,468	3,628,126
Equipment, furniture, fixtures and leasehold improvements	1,770,270	1,654,154
Equipment under capital lease	4,994	26,256
Construction in progress	261,635	191,443
	9,893,375	9,708,632
Less accumulated depreciation and amortization	(1,001,730)	(644,399)
	$ 8,891,645	$ 9,064,233

NOTE 6 — Other Accrued Liabilities

Other accrued liabilities consisted of the following:

At December 31 (In thousands)	2001	2000
Accrued salaries and related	$ 176,494	$ 146,030
Casino front money	63,421	76,706
Casino chip liability	53,201	56,639
Other liabilities	271,990	289,467
	$ 565,106	$ 568,842

NOTE 7 — Long Term Debt

Long-term debt consisted of the following:

At December 31 (In thousands)	2001	2000
$2.0 Billion Revolving Credit Facility	$ 1,949,800	$ 1,634,500
$1.3 Billion Term Loan	—	461,000
$800 Million (Previously $1.0 Billion) Revolving Credit Facility	207,000	810,000
MGM Grand Detroit, LLC Credit Facility, due 2003	—	65,000
Australian Bank Facility, due 2004	17,306	25,468
$300 Million 6.95% Senior Notes, due 2005, net	299,249	296,568
$200 Million 6.625% Senior Notes, due 2005, net	189,847	181,442
$250 Million 7.25% Senior Notes, due 2006, net	221,427	225,313
$710 Million 9.75% Senior Subordinated Notes, due 2007, net	703,204	701,949
$200 Million 6.75% Senior Notes, due 2007, net	176,196	173,093
$200 Million 6.75% Senior Notes, due 2008, net	174,426	171,446
$200 Million 6.875% Senior Notes, due 2008, net	198,215	197,922
$850 Million 8.50% Senior Notes, due 2010, net	845,610	845,103
$400 Million 8.375% Senior Subordinated Notes, due 2011	400,000	—
$100 Million 7.25% Senior Debentures, due 2017, net	79,982	79,450
Other Notes	1,130	1,374
	5,463,392	5,869,628
Less Current Portion	(168,079)	(521,308)
	$ 5,295,313	$ 5,348,320

Total interest incurred during 2001, 2000 and 1999 was $428 million, $364 million and $76 million, respectively, of which $79 million, $91 million and $16 million, respectively, was capitalized.

On April 11, 2000, the Company entered into three senior credit agreements providing for bank financing totaling $4.3 billion from syndicates of banks each led by Bank of America, N.A. (collectively, the "Senior Facilities"). The Senior Facilities consisted of (1) a $2.0 billion senior revolving credit facility which matures on May 31, 2005 (the "$2.0 billion Revolving Credit Facility") which amended, extended and increased a $1.25 billion facility; (2) a $1.0 billion senior revolving credit facility which matured on April 6, 2001 and was replaced by an $800 million senior revolving credit facility which matures on April 5, 2002 (the "$800 million Revolving Credit Facility"); and (3) a $1.3 billion senior term loan which matured on April 6, 2001 (the "$1.3 billion Term Loan"). Interest on the Senior Facilities is based on the bank reference rate or Eurodollar rate. As of December 31, 2001 and 2000, the Company's borrowing rate was approximately 3.2% and 7.8%, respectively. The Senior Facilities contain certain covenants, including the requirement to maintain certain financial ratios. On May 31, 2000, the Company borrowed $4.21 billion under the Senior Facilities to fund the Mirage Acquisition, refinance certain indebtedness of Mirage and the Company, pay fees and expenses in connection with the Mirage Acquisition and for general corporate purposes. On September 15, 2000, the Company used the proceeds from the issuance of senior notes to repay $839 million of the $1.3 billion Term Loan. The remaining balance was repaid during the first quarter of 2001, principally using the proceeds of a senior subordinated note offering. The Company intends to refinance the remaining balance of the $800 million Revolving Credit Facility prior to or upon maturity through its renewal or through other financing alternatives. Stand-by letters of credit totaling $50 million were outstanding as of December 31, 2001 under the $2.0 billion Revolving Credit Facility, principally to support municipal financing used in connection with the proposed MGM Grand Detroit permanent casino.

On May 5, 2000, the Company's shelf registration statement, which allows the Company to issue a total of up to $2.75 billion of debt and equity securities from time to time in public offerings, was declared effective by the Securities and Exchange Commission. On May 31, 2000, the Company issued under the shelf registration statement $710 million of senior subordinated notes, which carry a coupon of 9.75% and are due on June 1, 2007. These senior subordinated notes contain certain basic covenants consistent with this type of indenture. Proceeds from this offering were used to repay a portion of the then outstanding borrowings under Mirage's senior credit facility. On September 15, 2000, the Company issued under the shelf registration statement $850 million of senior notes, which carry a coupon of 8.50% and are due on September 15, 2010. These senior notes contain covenants consistent with the Company's other senior notes. On January 23, 2001, the Company issued under the shelf registration statement $400 million of senior subordinated notes, which carry a coupon of 8.375% and are due on February 1, 2011. These senior subordinated notes contain covenants consistent with the Company's other senior subordinated notes. Proceeds from the September 2000 and January 2001 offerings were used to repay a portion of the $1.3 billion Term Loan as discussed above. Remaining capacity under the shelf registration statement after issuance of these notes is $790 million. Any future public offering of securities under the shelf registration statement will only be made by means of a prospectus supplement.

The Company established a commercial paper program during 2001 that provides for the issuance, on a revolving basis, of up to $500 million outstanding principal amount of uncollateralized short-term notes. The Company is required to maintain credit availability under its revolving credit facility equal to the outstanding principal amount of commercial paper borrowings. No commercial paper borrowings were outstanding at December 31, 2001.

In connection with the Mirage Acquisition, all of the outstanding Mirage senior notes and debentures became obligations of the Company. The notes and debentures are in various tranches as follows: (1) $200 million 6.625% senior notes due February 2005; (2) $250 million 7.25% senior notes due October 2006; (3) $200 million 6.75% senior notes due August 2007; (4) $200 million 6.75% senior notes due February 2008; and (5) $100 million 7.25% senior debentures due August 2017 (collectively, the "Mirage Notes"). The Mirage Notes as well as the Company's other senior notes are *pari passu* with the Senior Facilities and contain various restrictive covenants, in general similar to the Senior Facilities.

The Company and each of its material subsidiaries, including Mirage but excluding MGM Grand Detroit, LLC, are directly liable for or unconditionally guarantee the Senior Facilities, the senior notes, the Mirage Notes and the senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the Senior Facilities, but only to the extent that the proceeds of borrowings under such facilities are made available to MGM Grand Detroit, LLC. As of December 31, 2001, the Company was in compliance with all covenant provisions associated with the aforementioned obligations.

During January 2002, Moody's Investors Service lowered its rating on the Company's senior notes to one level below investment grade. As a result, substantially all of the Company's assets other than assets of its foreign subsidiaries and certain assets in use at MGM Grand Detroit have been pledged as collateral for the Company's senior notes and the Senior Facilities.

The Company attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities and commercial paper program. Since the Mirage Acquisition was completed on May 31, 2000, the Company has issued $1.25 billion of long-term fixed rate debt and reduced outstanding bank credit facility borrowings by $2.20 billion. As a result, as of December 31, 2001, long-term fixed rate borrowings represented approximately 61% of the Company's total borrowings. During June 2001, the Company entered into interest rate swap agreements designated as fair value hedges of its $500 million of fixed rate debt due in 2005. During September and October 2001, those swap agreements were terminated and replaced by new agreements designated as fair value hedges of $550 million of fixed rate debt due in 2005 and 2006. Under the terms of these agreements, the Company makes payments based on specified spreads over six-month LIBOR, and receives payments equal to the interest payments due on the fixed rate debt. Giving effect to these agreements, the Company's fixed rate and floating rate borrowings represent approximately 51% and 49%, respectively, of total borrowings.

The interest rate swap agreements qualify for the "shortcut" method allowed under Statement of Financial Accounting Standards No. 133, which allows an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments is recorded as an asset or liability on the Company's balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term obligations in the accompanying December 31, 2001 consolidated balance sheet include $13 million representing the fair value of the interest rate swap agreements at that date, with a corresponding aggregate decrease in the carrying value of the Company's 6.95% senior notes due in 2005 and 7.25% senior notes due in 2006. This is the principal amount the Company would have been required to pay had the swap agreements been terminated on that date. The Company received payments totaling $13 million during September and October 2001 upon the termination of swap agreements as described above. This amount was added to the carrying value of the Company's 6.95% and 6.625% senior notes due in 2005, and will be amortized and recorded as a reduction in interest expense over the remaining life of those notes.

Maturities of the Company's long-term debt as of December 31, 2001 are as follows:

Years ending December 31 (In thousands)	
2002	$ 213,358
2003	6,352
2004	5,164
2005	2,449,945
2006	250,157
Thereafter	2,660,260
	5,585,236
Debt discount	(120,908)
Swap valuation adjustment	(12,758)
Swap deferred gain	11,822
	$ 5,463,392

Amounts due in 2002 for which borrowing capacity was available under the Company's long-term credit facilities have been excluded from current liabilities in the accompanying consolidated balance sheet.

The estimated fair value of the Company's long-term debt at December 31, 2001 was approximately $5.59 billion, versus its book value of approximately $5.46 billion. At December 31, 2000, the estimated fair value of the Company's long-term debt was approximately $6.01 billion, versus its book value of approximately $5.87 billion. The estimated fair value of the Company's public debt securities was based on quoted market prices on or about December 31, 2001 and 2000. The estimated fair value of the Company's outstanding credit facility borrowings was assumed to approximate book value due to the short-term nature of the borrowings.

NOTE 8 — Commitments and Contigencies

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2001, *the Company was obligated under non-cancelable operating* leases and capital leases to make future minimum lease payments as follows:

Years ending December 31 (In thousands)	Operating Leases	Capital Leases
2002	$ 16,603	$ 1,131
2003	13,579	1,209
2004	10,873	63
2005	8,733	—
2006	8,709	—
Thereafter	346,275	—
Total minimum lease payment	$ 404,772	2,403
Amount representing interest		(187)
Total obligation under capital leases		2,216
Less: amount due within one year		(1,110)
Amount due after one year		$ 1,106

The current and long-term obligations under capital leases are included in the "Other accrued liabilities" and "Other long-term obligations" captions, respectively, in the accompanying consolidated balance sheets.

Rental expense for operating leases was $24 million, $18 million and $9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 9— Stockholders' Equity

On March 1, 1999, the Company issued approximately 19 million shares of its common stock valued at approximately $244 million in connection with the Primadonna Acquisition.

On June 10, 1999, the Company announced a $25.00 per share tender offer for up to 12 million shares of its common stock. The offer commenced on June 17, 1999 and expired on July 23, 1999. Based upon the final results, 30.2 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $282 million. The Company recognized certain non-recurring compensation costs totaling approximately $19 million related to exercisable options that were tendered.

On August 5, 1999, the Company announced a 12-month stock repurchase program for up to 10 million shares of its common stock. The Company purchased a total of 3.1 million shares for an approximate cost of $66 million through February 2000. The repurchase program was suspended as a result of the Mirage Acquisition and subsequently expired.

On December 13, 1999, the Board of Directors approved a two-for-one split of the Company's common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of the Company's common stock from 75 million shares to 300 million shares. As a result of the Mirage Acquisition, the Company announced on April 19, 2000 the discontinuance of the quarterly dividend policy.

On April 18, 2000, the Company completed a private placement of 46.5 million shares of its common stock for a total purchase price of $1.23 billion. On May 18, 2000, as required by the private placement agreement, the Company filed a shelf registration statement to register the resale of these shares. Tracinda Corporation purchased 23 million shares in the private placement.

On August 29, 2001, the Company announced a stock repurchase program for up to 10 million shares of its common stock. The Company purchased a total of 2.2 million shares at a total cost of $46 million through December 31, 2001.

NOTE 10 — Stock Option Plans

The Company has adopted nonqualified stock option plans and incentive stock option plans which provide for the granting of stock options to eligible directors, officers and employees. The plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Salaried officers, directors and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have 10-year terms and in most cases are exercisable in either four or five equal annual installments.

On November 13, 2001, the Company offered its employees and members of its Board of Directors the opportunity to exchange all outstanding stock options to purchase shares of Company common stock which had an exercise price of at least $23.00 per share for replacement options equal to 90% of the number of eligible options surrendered. On December 12, 2001, the Company accepted for cancellation approximately 5.7 million shares, which represented 52.4% of the options eligible for exchange. Subject to the terms and conditions of the exchange offer, the Company will grant approximately 5.1 million replacement options to an aggregate 199 option holders. The Company intends to grant the replacement options under its 1997 Nonqualified Stock Option Plan no earlier than June 13, 2002, the first business day that is at least six months and one day after the expiration of the offer and no later than July 5, 2002, the fifteenth business day thereafter.

As of December 31, 2001, the aggregate number of shares subject to options available for grant under all of the plans was 8.4 million. After giving effect to the numbers of options the Company is required to grant pursuant to the terms of the above mentioned exchange offer, the number of shares subject to options available for grant was 3.3 million.

A summary of the status of the Company's nonqualified stock option and incentive stock option plans for each of the years ended December 31, 2001, 2000 and 1999 is presented below:

	2001		2000		1999	
	Shares (000's)	**Weighted Average Exercise Price**	Shares (00's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	**17,567**	**$24.22**	10,992	$ 17.00	9,402	$ 12.89
Granted	**905**	**$29.41**	8,738	$ 31.55	5,712	$ 21.11
Exercised	**(759)**	**$17.23**	(1,244)	$ 13.36	(3,358)	$ 12.00
Terminated	**(6,664)**	**$31.49**	(919)	$ 22.98	(764)	$ 19.00
Outstanding at end of year	**11,049**	**$20.67**	17,567	$ 24.22	10,992	$ 17.00
Exercisable at end of year	**5,664**	**$18.10**	3,536	$ 15.25	3,006	$ 14.02

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding (000's)	Weighted Average Exercise Price
$ 4.74 - $ 9.47	75	0.6	$ 6.92	75	$ 6.92
$ 9.48 - $ 14.21	4,289	5.3	$ 13.09	3,004	$ 13.03
$ 14.22 - $ 18.94	878	5.8	$ 17.53	376	$ 16.97
$ 18.95 - $ 23.68	911	7.8	$ 20.64	535	$ 20.38
$ 23.69 - $ 28.41	2,439	7.8	$ 24.03	1,046	$ 23.93
$ 28.42 - $ 33.15	1,926	8.3	$ 31.74	494	$ 32.46
$ 33.16 - $ 37.88	531	8.4	$ 33.43	134	$ 33.44
	11,049	6.7	$ 20.67	5,664	$ 18.10

Had the Company accounted for these plans under the fair value method allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

Year ended December 31 (In thousands)	**2001**	2000	1999
Net income			
As reported	**$ 169,815**	$ 160,744	$ 86,058
Pro forma	**$ 138,494**	$ 135,455	$ 77,030
Basic earnings per share			
As reported	**$ 1.07**	$ 1.11	$ 0.74
Pro forma	**$ 0.87**	$ 0.93	$ 0.66
Diluted earnings per share			
As reported	**$ 1.06**	$ 1.09	$ 0.72
Pro forma	**$ 0.86**	$ 0.92	$ 0.64

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 4% in 2001 and 6% in 2000 and 1999; no expected dividend yields for the years presented; expected lives of 5, 5 and 8 years, respectively; and expected volatility of 40%, 38% and 36%, respectively. The estimated weighted average fair value of options granted in 2001, 2000 and 1999 was $12.23, $13.25 and $11.15, respectively.

NOTE 11 — Employee Benefit Plans

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $65 million in 2001, $38 million in 2000 and $5 million in 1999 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported is included in the "Other accrued liabilities" caption in the accompanying consolidated balance sheets.

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its non-union employees. The plans allow employees to defer, within prescribed limits, up to 20% (15% prior to August 1, 2001) of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. The Company recorded charges for matching contributions of $15 million in 2001, $12 million in 2000 and $6 million in 1999.

The Company has maintained an employee stock purchase plan. The plan provided eligible employees the opportunity to purchase shares of the Company's common stock via payroll deductions. The price for each share of common stock was the weighted average price paid for all the shares purchased by the plan administrator on behalf of the participating employees on the last trading day of each month. The Company paid the administrative costs of the plan. The plan was discontinued effective February 4, 2002.

The Company and MGM Grand Las Vegas maintain a nonqualified deferred retirement plan for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. All deferred amounts vest immediately. There are no employer matching contributions made under this plan.

The Company implemented a second nonqualified deferred retirement plan effective January 1, 2001 for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. Participants receive a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $1 million in 2001.

The Company implemented a supplemental executive retirement plan (the "SERP") effective January 1, 2001 for certain key employees. The SERP is a nonqualified plan under which the Company makes quarterly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of the Company contributions and investment earnings thereon vests after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense of $4 million under this plan in 2001.

NOTE 12 — Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 2001, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 2001.

The Company acquired Mirage on May 31, 2000 through a stock merger. The respective deferred tax assets and liabilities of Mirage have been consolidated with the MGM MIRAGE deferred balances, and are reflected in the December 31, 2001 and 2000 deferred tax assets and liabilities below.

The provision for income taxes and income from continuing operations before extraordinary item and cumulative effect of change in accounting principle for the years ended December 31, 2001, 2000 and 1999 are as follows:

Year ended December 31 (In thousands)	2001	2000	1999
Current—federal	$ 28,505	$ 26,303	$ 26,035
Deferred—federal	69,124	72,322	26,188
Provision for federal income taxes	97,629	98,625	52,223
Current—state	6,156	6,365	803
Deferred—state	366	421	(320)
Provision for city and state income taxes	6,522	6,786	483
Current—foreign	3,436	4,325	2,945
Deferred—foreign	(591)	(856)	(622)
Provision for foreign income taxes	2,845	3,469	2,323
Total	$ 106,996	$ 108,880	$ 55,029

Reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year ended December 31	2001	2000	1999
Federal income tax statutory rate	35.0%	35.0%	35.0%
State income tax rate	1.5%	1.6%	0.2%
Permanent and other items	2.1%	3.0%	1.4%
Effective tax rate	38.6%	39.6%	36.6%

As of December 31, 2001 and 2000, the major tax effected components of the Company's net deferred tax liability are as follows:

(In thousands)	2001	2000
Deferred Tax Assets—Federal and State		
Bad debt reserve	$ 48,492	$ 27,738
Tax credit carryforwards	57,599	64,754
Net operating loss carryforward	18,912	40,382
Preopening costs	67,261	75,810
	192,264	208,684
Deferred Tax Liabilities—Federal and State		
Depreciation and amortization	(1,815,686)	(1,804,081)
Accruals, reserves and other	27,291	30,060
	(1,788,395)	(1,774,021)
Deferred Tax Liabilities—Foreign		
Depreciation, amortization and other	(1,296)	(1,887)
Net Deferred Tax Liability	$ (1,597,427)	$ (1,567,224)

For U.S. federal income tax return purposes, the Company has a net operating loss carryforward of $28 million, which will expire in 2019, an alternative minimum tax credit carryforward of $50 million, which does not expire, and a general business tax credit carryforward of $8 million, which expires in different periods through 2021.

For state tax purposes, the Company has a New Jersey net operating loss carryforward of $101 million, which equates to a $6 million deferred tax asset, after federal tax effect. The New Jersey net operating losses will begin to expire in 2002 if not utilized.

Undistributed earnings of the Company's foreign subsidiaries amounted to $13 million at December 31, 2001. Those earnings are considered to be indefinitely reinvested in the operations of the foreign subsidiaries and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon in accordance with APB Opinion 23.

NOTE 13 — Investments in Unconsolidated Affiliates

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. These investments were acquired in the Mirage Acquisition and were recorded at their estimated fair value at the date of acquisition. This value exceeded the Company's share of the net assets of the unconsolidated affiliates by approximately $361 million. Substantially all of this difference relates to the excess of the fair value of land owned by the affiliates over its carrying value on the books of the affiliates. Under the equity method, carrying value is adjusted by the Company's share of earnings, losses and distributions of these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consist of the following:

At December 31 (In thousands)	2001	2000
Victoria Partners (50%)		
(Monte Carlo, Las Vegas, Nevada)	**$ 383,218**	$ 384,773
Marina District Development Company (50%)		
(The Borgata, Atlantic City, New Jersey,		
a development-stage enterprise)	**249,731**	137,034
	$ 632,949	$ 521,807

Summarized balance sheet information of the unconsolidated affiliates at December 31, 2001 and 2000 is as follows:

(In thousands)	2001	2000
Current assets	**$ 30,756**	$ 107,590
Property and other assets, net	**627,089**	447,969
Current liabilities	**66,628**	31,273
Long-term debt and other liabilities	**90,230**	87,000
Equity	**500,987**	437,286

Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 2001 and 2000 are as follows:

(In thousands)	2001	2000
Revenues	**$ 255,864**	$ 276,558
Expenses	**190,488**	201,412
Operating income	**65,376**	75,146
Net income	**64,161**	69,260

NOTE 14 — Restructuring Costs

During the first quarter of 2000, management initiated and completed a restructuring plan designed to consolidate certain general and administrative functions at New York-New York and MGM Grand Las Vegas. This restructuring resulted in a charge against earnings in the first quarter of 2000 totaling $5 million. Approximately 70 people were affected by the reductions, primarily at the Company's operating properties (excluding the Mirage properties).

In connection with the Mirage Acquisition, management initiated a comprehensive restructuring plan designed to reduce costs and improve efficiencies of the combined operations of the Company. This restructuring resulted in a charge against earnings in the second quarter of 2000 totaling $18 million, primarily related to the accrual of costs associated with contract terminations and staffing reductions of approximately $6 million, the buyout of various leases of approximately $11 million and other related restructuring costs of $1 million. Approximately 125 people were affected by the reductions, primarily at the Company's operating properties (excluding the Mirage properties), relating to duplicative functions within marketing, entertainment, retail, information systems and human resources.

Approximately $12 million of payments have been applied against the 2000 restructuring accruals, leaving a remaining unpaid balance of $11 million as of December 31, 2001. The remaining balance relates principally to the lease buyouts discussed above.

During the third quarter of 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of the Company's marketing programs. Approximately 6,400 employees (on a full-time equivalent basis) were laid off or terminated, resulting in a $20 million charge against earnings, primarily related to the accrual of severance pay, extended health care coverage and other related costs in connection with these personnel reductions.

During the fourth quarter of 2001, there were additional personnel reductions related to the September 11 attacks, resulting in a $2 million charge against earnings. An additional $2 million fourth quarter restructuring charge related to the termination of the Holiday Inn franchise agreement at the Boardwalk Hotel and Casino.

Approximately $8 million of payments have been applied against the 2001 restructuring accruals, leaving a remaining unpaid balance of $16 million at December 31, 2001.

NOTE 15 — Asset Write-Downs and Impairments

During June 2000, the Company recognized a charge against earnings of $102 million related to certain projects previously under development which management has determined not to pursue ($49 million), the divesting of certain non-strategic assets ($19 million) and the re-evaluation of certain other assets ($34 million), all as a result of the Mirage acquisition.

During September 2001, the Company reassessed the carrying value of certain assets in light of the September 11 attacks, and recognized an impairment charge of $47 million. Most of this charge related to the Company's land on the Atlantic City Boardwalk, which is included in the "Deposits and other assets, net" caption in the accompanying consolidated balance sheet.

NOTE 16 — Consolidating Condensed Financial Information

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the Senior Facilities, the senior notes, the Mirage Notes, and the senior subordinated notes. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is as follows:

As of and for the Year ended December 31 (In thousands)

	2001					2000				
Balance Sheet	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Current assets	$ 19,613	$ 469,078	$ 65,423	$ 107,813	$ 661,927	$ 135,645	$ 680,020	$ 67,237	$ (87,258)	$ 795,644
Property and equipment, net	11,616	8,715,875	176,126	(11,972)	8,891,645	12,459	8,892,985	170,761	(11,972)	9,064,233
Investment in subsidiaries	7,128,853	126,895	—	(7,255,748)	—	6,568,338	66,355	—	(6,634,693)	—
Investment in unconsolidated affiliates	127,902	847,212	—	(342,165)	632,949	127,902	736,070	—	(342,165)	521,807
Intercompany note receivable	94,124	(94,124)	—	—	—	762,209	(762,209)	—	—	—
Other non-current assets	46,315	237,685	26,922	—	310,922	53,903	269,163	29,851	—	352,917
	$ 7,428,423	$10,302,621	$ 268,471	$(7,502,072)	$10,497,443	$ 7,660,456	$ 9,882,384	$ 267,849	$ (7,076,088)	$ 10,734,601
Current liabilities	$ 311,389	$ 721,976	$ 45,032	$ (190,487)	$ 887,910	$ 747,026	$ 788,396	$ 71,181	$ (373,398)	$ 1,233,205
Deferred income taxes	159,481	1,486,849	2,761	97,181	1,746,272	98,368	1,521,304	3,949	106,537	1,730,158
Long-term debt	4,441,352	842,793	11,168	—	5,295,313	4,432,617	831,903	83,800	—	5,348,320
Other non-current liabilities	5,501	51,153	594	—	57,248	—	39,775	698	—	40,473
Stockholders' equity	2,510,700	7,199,850	208,916	(7,408,766)	2,510,700	2,382,445	6,701,006	108,221	(6,809,227)	2,382,445
	$ 7,428,423	$10,302,621	$ 268,471	$(7,502,072)	$10,497,443	$ 7,660,456	$ 9,882,384	$ 267,849	$ (7,076,088)	$ 10,734,601
Statement of Operations										
Net revenues	$ —	$ 3,613,231	$ 396,387	$ —	$ 4,009,618	$ —	$ 2,669,427	$ 436,061	$ —	$ 3,105,488
Equity in subsidiaries earnings	559,172	92,007	—	(651,179)	—	525,352	89,832	—	(615,184)	—
Expenses:										
Casino and hotel operations	—	2,019,578	187,763	—	2,207,341	—	1,427,540	200,792	—	1,628,332
Provision for doubtful accounts	—	70,484	760	—	71,244	—	40,499	1,517	—	42,016
General and administrative	—	552,300	45,599	—	597,899	—	381,611	56,471	—	438,082
Depreciation and amortization	1,079	361,424	28,223	—	390,726	1,046	256,329	36,164	(358)	293,181
Preopening expenses and other non-recurring expenses	—	5,006	100	—	5,106	—	3,258	2,366	—	5,624
Restructuring costs	—	23,749	(28)	—	23,721	159	21,515	1,845	—	23,519
Write-downs and impairments	—	47,720	235	—	47,955	26,444	72,058	3,723	—	102,225
Corporate expense	10,073	27,651	—	—	37,724	26,272	8,521	—	—	34,793
	11,152	3,107,912	262,652	—	3,381,716	53,921	2,211,331	302,878	(358)	2,567,772
Operating income	548,020	597,326	133,735	(651,179)	627,902	471,431	547,928	133,183	(614,826)	537,716
Interest expense, net	(286,231)	(40,759)	(18,752)	—	(345,742)	(200,286)	(33,800)	(27,849)	—	(261,935)
Other, net	297	(4,748)	(120)	—	(4,571)	287	(1,028)	—	—	(741)
Income before income taxes and extraordinary item	262,086	551,819	114,863	(651,179)	277,589	271,432	513,100	105,334	(614,826)	275,040
Provision for income taxes	(91,493)	(2,713)	(12,790)	—	(106,996)	(105,272)	(139)	(3,469)	—	(108,880)
Income before extraordinary item	170,593	549,106	102,073	(651,179)	170,593	166,160	512,961	101,865	(614,826)	166,160
Extraordinary item	(778)	—	—	—	(778)	(5,416)	—	—	—	(5,416)
Net income	$ 169,815	$ 549,106	$ 102,073	$ (651,179)	$ 169,815	$ 160,744	$ 512,961	$ 101,865	$ (614,826)	$ 160,744
Statement of Cash Flows										
Net cash provided by (used in) operating activities	$ (312,910)	$ 979,451	$ 123,180	$ 4,025	$ 793,746	$ (120,114)	$ 661,274	$ 137,954	$ 114,924	$ 794,038
Net cash provided by (used in) investing activities	(80)	(314,219)	(37,783)	(123)	(352,205)	(5,004,606)	(403,987)	(25,803)	(98,776)	(5,533,172)
Net cash provided by (used in) financing activities	326,967	(712,425)	(71,178)	(3,902)	(460,538)	5,126,153	(155,178)	(109,247)	(16,148)	4,845,580

For the Year ended December 31, 1999 (In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Operations					
Net revenues	$ 7,659	$ 1,114,338	$ 217,127	$ (2,187)	$ 1,336,937
Equity in subsidiaries earnings	166,246	(23,477)	—	(142,769)	—
Expenses:					
Casino and hotel operations	—	587,713	104,411	(218)	691,906
Provision for doubtful accounts	—	19,072	525	—	19,597
General and administrative	—	172,033	31,742	—	203,775
Depreciation and amortization	771	107,716	18,479	(356)	126,610
Preopening expenses and other non-recurring expenses	18,526	8,664	44,306	—	71,496
Corporate expense	15,655	—	—	(1,970)	13,685
	34,952	895,198	199,463	(2,544)	1,127,069
Operating income	138,953	195,663	17,664	(142,412)	209,868
Interest expense, net	(4,028)	(39,533)	(15,208)	—	(58,769)
Other, net	—	(134)	(812)	—	(946)
Income before income taxes, extraordinary item and cumulative effect of change in accounting principle	134,925	155,996	1,644	(142,412)	150,153
Provision for income taxes	(54,107)	—	(922)	—	(55,029)
Income before extraordinary item and cumulative effect of change in accounting principle	80,818	155,996	722	(142,412)	95,124
Extraordinary item	484	(1,382)	—	—	(898)
Cumulative effect of change in accounting principle	4,399	(692)	(11,875)	—	(8,168)
Net income (loss)	$ 85,701	$ 153,922	$ (11,153)	$ (142,412)	$ 86,058
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (104,939)	$ 311,665	$ 35,748	$ 47,403	$ 289,877
Net cash provided by (used in) investing activities	(33)	(233,551)	(145,870)	(7,239)	(386,693)
Net cash provided by (used in) financing activities	80,210	(85,819)	138,462	3,529	136,382

NOTE 17 — Selected Quarterly Financial Results (Unaudited)

	Quarter				
For the years ended December 31 (In thousands, except per share amounts)	First	Second	Third	Fourth	Total
2001					
Net revenues	$ 1,068,772	$ 1,051,676	$ 992,889	$ 896,281	$ 4,009,618
Operating profit	246,792	226,328	69,433	123,073	665,626
Operating income	235,968	215,953	61,025	114,956	627,902
Income (loss) before extraordinary item	84,672	76,586	(14,353)	23,688	170,593
Net income (loss)	83,894	76,586	(14,353)	23,688	169,815
Basic income (loss) per share					
Income (loss) before extraordinary item	$ 0.54	$ 0.48	$ (0.09)	$ 0.15	$ 1.07
Net income (loss)	$ 0.53	$ 0.48	$ (0.09)	$ 0.15	$ 1.07
Diluted income (loss) per share					
Income (loss) before extraordinary item	$ 0.53	$ 0.47	$ (0.09)	$ 0.15	$ 1.06
Net income (loss)	$ 0.52	$ 0.47	$ (0.09)	$ 0.15	$ 1.06
2000					
Net revenues	$ 423,282	$ 603,513	$ 1,048,696	$1,029,997	$ 3,105,488
Operating profit	98,021	18,309	236,772	219,407	572,509
Operating income	92,442	11,202	224,823	209,249	537,716
Income (loss) before extraordinary item	44,305	(18,261)	72,114	68,002	166,160
Net income (loss)	44,305	(18,994)	67,431	68,002	160,744
Basic income (loss) per share					
Income (loss) before extraordinary item	$ 0.39	$ (0.13)	$ 0.45	$ 0.43	$ 1.15
Net income (loss)	$ 0.39	$ (0.13)	$ 0.42	$ 0.43	$ 1.11
Diluted income (loss) per share					
Income (loss) before extraordinary item	$ 0.38	$ (0.13)	$ 0.45	$ 0.42	$ 1.13
Net income (loss)	$ 0.38	$ (0.13)	$ 0.42	$ 0.42	$ 1.09

Because income (loss) per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MGM MIRAGE and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Las Vegas, Nevada
January 31, 2002

Investor Information

The following table represents the high and low trading prices of the Company's common stock:

For the years ended December 31	2001		2000	
	High	Low	High	Low
First Quarter	$ 32.20	$ 22.50	$ 25.16	$ 18.44
Second Quarter	32.73	23.95	35.25	23.00
Third Quarter	32.85	16.19	38.81	32.13
Fourth Quarter	29.36	21.10	38.38	24.94

The Company's common stock is listed on the New York Stock Exchange. The symbol is MGG.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Transfer Agent and Registrar For Common Stock

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com

Independent Public Accountants

Arthur Andersen LLP
3773 Howard Hughes Parkway
Suite 500 South
Las Vegas, NV 89109

Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Ms. Francine Vazquez
Assistant Secretary
MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

Corporate Information

Directors

J. Terrence Lanni
Director/Officer
Chairman & Chief Executive Officer

Daniel M. Wade
Director
Vice Chairman

John T. Redmond
Director/Officer
President & Chief Executive Officer, MGM Grand Resorts, LLC

Robert H. Baldwin
Director/Officer
President & Chief Executive Officer, Mirage Resorts, Incorporated

James J. Murren
Director/Officer
President & Chief Financial Officer/Treasurer

Gary N. Jacobs
Director/Officer
Executive Vice President, General Counsel and Secretary

James D. Aljian
Director
Executive, Tracinda Corp.

Fred Benninger
Director
Executive, Tracinda Corp.

Terry N. Christensen
Director
Partner, Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP

Glenn A. Cramer
Director
Former Chairman, Transamerica Airlines, Retired

Willie D. Davis
Director
President and Director, All-Pro Broadcasting, Inc.

Alexander M. Haig, Jr.
Director
Chairman, Worldwide Associates, Inc.

Alexis M. Herman
Director
President, Alexis M. Herman, LLC

Kirk Kerkorian
Director
President & Chief Executive Officer, Tracinda Corp.

George J. Mason
Director
Senior Managing Director, Bear Stearns & Co., Inc.

Ronald M. Popeil
Director
Chief Executive Officer, RONCO, Inc.

Walter M. Sharp
Director
President, Walter M. Sharp Co.

Daniel B. Wayson
Director
Principal, Wayson Properties, Inc.

Melvin B. Wolzinger
Director
General Partner, W.W. Investment Co.

Alex Yemenidjian
Director
Chairman & Chief Executive Officer, Metro Goldwyn Mayer Inc.

Jerome B. York
Director
Chairman, President & Chief Executive Officer, Micro Warehouse, Inc.

Officers

William J. Hornbuckle
Officer
Executive Vice President Marketing— President/Chief Operating Officer, MGM MIRAGE Online

Alan Feldman
Officer
Senior Vice President — Public Affairs

Phyllis A. James
Officer
Senior Vice President and Senior Counsel

Cynthia Kiser Murphey
Officer
Senior Vice President — Human Resource

Glenn D. Bonner
Officer
Vice President — Chief Information Officer

Daniel J. D'Arrigo
Officer
Vice President — Finance

Kyle Edwards
Officer
Vice President — Security

James H. Fox
Officer
Vice President — Internal Audit

Anthony Gladney
Officer
Vice President — National Diversity Relations

Richard Jones
Officer
Vice President — Purchasing

Shelley A. Mansholt
Officer
Vice President — Corporate Communications

Punam Mathur
Officer
Vice President — Corporate Diversity and Community Affairs

Jennifer D. Michaels
Officer
Vice President — Public Relations

Robert C. Selwood
Officer
Vice President — Accounting

Francine A. Vazquez
Officer
Assistant Secretary

Betty M. Wilson
Officer
Vice President — Tax

Bryan L. Wright
Officer
Vice President — Assistant General Counsel and Assistant Secretary

Corporate Directory

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7111
Reservations
1-702-693-7444
1-888-987-3456
www.bellagiolasvegas.com

MGM Grand Las Vegas
3799 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-891-1111
Reservations
1-702-891-7777
1-800-929-1111
(Outside Nevada)
www.mgmgrand.com

The Mirage
3400 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-791-7111
Reservations
1-702-791-7444
1-800-627-6667
www.themirage.com

Treasure Island
3300 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-894-7111
Reservatons
1-702-894-7444
1-800-944-7444
www.treasureisland.com

New York-New York Hotel & Casino
3790 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-740-6969
Reservations
1-702-740-6900
1-800-693-6763
(Outside Nevada)
www.nynyhotelcasino.com

Primm Valley Resorts
PO Box 95997
Las Vegas, NV 89183
1-702-382-1212
Reservations
1-800-FUN-STOP
1-800-386-7867
www.primmvalleyresorts.com

The Golden Nugget
129 E. Fremont Street
Las Vegas, NV 89101
1-702-385-7111
Reservations
1-702-386-8121
1-800-634-3454
www.goldennugget.com

The Golden Nugget Laughlin
2300 South Casino Drive
Laughlin, NV 89029
1-702-298-7111
Reservations
1-702-298-7222
1-800-950-7700
www.gnlaughlin.com

The Boardwalk Hotel & Casino
3750 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-735-2400
Reservations
1-800-635-4581
www.boardwalklv.com

MGM Grand Detroit
1300 John C. Lodge
Detroit, MI 48226
1-313-393-7777
www.mgmgrand.com

Beau Rivage
875 Beach Blvd
Biloxi, MS 39530
1-228-386-7111
1-888-750-7111
(Outside Mississippi)
Reservations
1-888-595-2534
www.beaurivage.com

MGM Grand Australia
Gilruth Avenue
Mindil Beach
Darwin Northern Territory
0801 Australia
International Number
011-61-8-89438888
www.mgmgrand.com.au

Monte Carlo
3770 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-730-7777
Reservations
1-702-730-7000
1-800-311-8999
www.monte-carlo.com

"It is clear that our success is inextricably linked to the relationships we have with other like-minded organizations. It is through these relationships that we feel we will make significant progress." ...... Anthony Gladney





"The focus of our Diversity Initiative is to generate results by working with our community partners locally, regionally and nationally to meet the challenges that impede us as a society." ...... Punam Mathur

Punam Mathur > VP, Corporate Diversity & Community Affairs

2001 was a year of great education for us.

We learned that successfully implementing a Diversity Initiative that provides meaningful and long-lasting results involves overcoming significant and complex issues that are deeply rooted in our society. There are no quick fixes and no magic remedies. We learned the best chance for our success lies in our ability to forge successful collaborations and by working together in a spirit of mutual respect and in search of common goals.

At our inaugural Diversity Annual Report Luncheon, held this past February, we were pleased to announce progress in three major areas. We put in place an extensive top-to-bottom organizational structure to facilitate the Diversity Initiative in our company.

We created a complete company-wide strategic plan that incorporates the input and expertise of every major department throughout our company and we developed a tracking system to provide meaningful and reliable data concerning our efforts.

To sum up, while we made some headway in 2001, perhaps the most important accomplishments were developing partnerships locally and nationally, creating a specific plan to accomplish results, and having meaningful measurements of our current status and our progress.

Our resolve as a company has only strengthened and our focus sharpened by all we learned in 2001.

Leading the Way in Diversity





MGM MIRAGE